PROSPECTUS

                                 AMPLIDYNE, INC.

                        2,139,759 Shares of Common Stock

         2,139,759 of the shares of common stock being offered by this prospectus are being sold by the selling securityholders named under "Selling Securityholders" beginning on page 12. We are registering the shares pursuant to an agreement between us and the selling securityholders.

         The selling securityholders will sell their shares and shares issuable upon exercise of warrants they own as described under "Plan of Distribution" beginning on page 16. We will not receive any of the proceeds from the sale of the common stock owned by the selling securityholders but will receive funds from the exercise of their warrants.

         Our common stock is quoted on The Nasdaq SmallCap Market under the symbol AMPD. The closing price of the common stock on June 29, 2000 was $3 21/32.

         Our principal executive offices are located at 59 LaGrange Street, Raritan, New Jersey 08869. Our telephone number is (908) 253-6870.

                      -------------------------------------

         An investment in the common stock involves a high degree of risk. See "Risk Factors" beginning on page 4.

                      -------------------------------------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

         The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to by these securities in any state where the offer or sale is not permitted.

                  THE DATE OF THIS PROSPECTUS IS JULY 3, 2000.

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                              AVAILABLE INFORMATION

         We file reports, proxy statements and other information with the Securities and Exchange Commission. Those reports, proxy statements and other information may be obtained:

         o At the Public Reference Room of the SEC, Room 1023 -- Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549;

         o At the public reference facilities at the SEC's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 or Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661;

         o From the SEC, Public Reference Room, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549;

         o At the offices of The Nasdaq Stock Market, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006; or

         o From the Internet site maintained by the SEC at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

         Some locations may charge prescribed rates or modest fees for copies. For more information on the public reference rooms, call the SEC at 1-800-SEC-0330.

         This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding Amplidyne and our common stock, including certain exhibits. You can get a copy of the registration statement from the SEC at the addresses listed above or from its Internet file.

                     INCORPORATION OF DOCUMENTS BY REFERENCE

         The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring to you those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the selling shareholders sell all the shares.

         o   Proxy Statement on Schedule 14A dated November 26, 1999.

         o   Annual Report on Form 10-KSB for the year ended December 31, 1999.

         o Quarterly Report on Form 10-QSB for the period ended March 31, 2000.

         o   Current Report on Form 8-K filed August 3, 1999.

         o   Current Report on Form 8-K filed April 7, 2000.

         o   Current Report on Form 8-K filed May 3, 2000.

         o The description of the Common Stock, par value $.0001 per share ("Common Stock") of Amplidyne contained in its registration statement filed under Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

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         On request, we will provide at no cost to each person, including any beneficial owner, who receives a copy of this prospectus, a copy of any or all of the documents incorporated in this prospectus by reference. We will not provide exhibits to any of such documents, however, unless such exhibits are specifically incorporated by reference into those documents. Requests should be directed to the Secretary of Amplidyne, Inc., 59 LaGrange Street, Raritan, New Jersey 08869, telephone number (908) 253-6870.

         You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other that the date on the front of this document.

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

                                  RISK FACTORS

         You should carefully consider the risks described below before investing in our company. The risks and uncertainties described below are not the only ones facing our company. Other risks and uncertainties that we have not predicted or assessed may also adversely affect our company.

         Some of the information in this prospectus contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe,' "intend," "estimate," and "continue" or other similar words. You should read statements that contain these words carefully for the following reasons:

         o   the statements may discuss our future expectations;
         o the statements may contain projections of our future earnings or of our financial condition; and
         o   the statements may state other "forward-looking" information.

         We believe it is important to communicate our expectations to our investors. There may be events in the future, however, that we are not accurately able to predict or over which we have no control. The risk factors listed below, as well as any cautionary language in or incorporated by reference into this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our company, you should be aware that the occurrence of any of the events described in the risk factors below, elsewhere in or incorporated by reference into this prospectus and other events that we have not predicted or assessed could have a material adverse effect on our earnings, financial condition or business. In such case, the trading price of our securities could decline and you may lose or all or part of your investment.

         WE HAVE A RECENT HISTORY OF LOSSES. We have incurred net losses of $1,916,359 and $3,535,689 for the years ended December 31, 1998 and 1999, respectively and $324,889 for the three months ended March 31, 2000. These losses were due, in large part, to the research, engineering and development costs associated with the creation of our line of multicarrier linear power amplifiers and high speed wireless internet products. We have made commitments to vendors to purchase hardware for use in our wireless internet systems. We expect to have increased sales in this area to compensate for the expenses, however, there is no guarantee that this will happen. The need for high band width products may lead to rapid product obsolescence. Therefore, we expect to increase our research and development efforts for more products which could result in higher operating losses. Further, we have not generated sufficient sales volume to cover our overhead costs and generate profits. We expect that our losses will increase and continue until such time, if ever, as we are able to successfully manufacture and market our products on a larger scale and therefore generate higher profit margins. We will need to generate a substantial increase in revenues to become profitable. Accordingly, we cannot assure you that we will ever become or remain profitable. In addition, we had an accumulated deficit of $15,429,614 at March 31, 2000.

         WE MAY REQUIRE ADDITIONAL FINANCING. We believe that our current cash on hand, as well as additional funds from the exercise of warrants, together with cash flow from our operations, will be adequate to fund our operations for at least twelve months. However, we may require additional financing prior to or after such time. We have issued our common stock, when available to us, in lieu of cash payment of officers salaries, commissions and consulting fees, although we may not be able to continue this practice. If additional financing is needed, we cannot be sure that such financing will be available to us on acceptable terms. If adequate funds are not available, we may be required to delay, scale back or eliminate our research, engineering and development or manufacturing programs or obtain funds through arrangements with partners or others that may require us to relinquish rights to certain of our technologies, potential products or other assets. Thus, our inability to obtain such financing could have a material adverse effect on our business, financial condition and operations.

         OUR SUCCESS RELIES UPON THE GROWTH OF WIRELESS TELECOMMUNICATIONS SERVICES. The demand for our products will depend in large part upon continued and growing demand within the wireless telecommunications industry for power

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

amplifiers and our high speed wireless internet access products. Although demand for such products has grown in recent years, we are not sure whether the quantity and variety of wireless telecommunication services will continue to grow, or that such services will create a demand for our products.

         OUR LACK OF AUTOMATED MANUFACTURING PROCESSES AND OUR DEPENDENCE ON THIRD PARTY MANUFACTURERS COULD ADVERSELY AFFECT OUR BUSINESS. We have consistently reviewed our automated manufacturing needs in order to control our production schedule. To date, we have not established a fully automated manufacturing facility although we have recently purchased new manufacturing equipment. Our wireless internet products are manufactured at offshore facilities which are our sole suppliers. Until such time as we are able to establish such facilities, we expect to be dependent on third party manufacturers. We cannot be sure that these third party manufacturers will be able to fulfill our production commitment. Furthermore, we do not have written agreements with these manufacturers. Our inability to obtain timely deliveries of acceptable assemblies could delay our ability to deliver products to our customers, and would have a material adverse effect on our business, financial condition and results of operations. In addition, if these manufacturers increase their production costs, we may not be able to recover such cost increases under the fixed price commitments with our customers.

         OUR LIMITED NUMBER OF SUPPLIERS COULD ADVERSELY AFFECT OUR BUSINESS. Power transistors and certain other key components used in our products are currently available from only a limited number of suppliers. Certain of our suppliers have limited operating histories and limited financial and other resources. Our suppliers may prove to be unreliable sources of certain components. Furthermore, we have no written agreements with our suppliers. In the past, we have not purchased key components in large volumes but anticipate that our need for component parts will increase. If we are unable to obtain sufficient quantities of components, particularly power transistors, we could experience delays or reductions in product shipments. Such delays or reductions could have a material adverse effect on our business, financial condition and results of operations. Additionally, such delays or reductions may have a material adverse effect on our relationships with customers and result in the termination of existing orders and/or a permanent loss in our future sales. Our wireless internet products are manufactured at offshore facilities. The lack of supply from this source due to any reason could adversely impact our business.

         OUR SUCCESS RELIES ON A SMALL NUMBER OF CUSTOMERS AND OUR SALES ORDERS HAVE HAD A HIGH DEGREE OF DELAYS AND CANCELLED Orders. In 1998, approximately 94% of our net revenues were derived from three customers (two European and one South Korean). In 1999, approximately 76% of our net revenues were derived from 3 customers (31%, 27% and 18%). In the past few years we have experienced reductions, delays and cancellations in orders from our new and existing customers, particularly in the Korean marketplace. We anticipate that sales of our products to relatively few customers will account for a majority of our 2000 revenues and that sales to Korea during this period are not expected to be significant. The reduction, delay or cancellation of orders from one or more of our significant customers would materially and adversely affect our financial condition and results of operation. Moreover, we may experience significant fluctuations in net sales, gross margins and operating results in the future as a result of the uncertainty of such sales. Our wireless internet product sales are expected to increase through contracts we have with ISPs. If these sales do not materialize due to any reason, this would have a significant negative impact on our projected revenues.

         OUR LIMITED MARKETING EXPERIENCE MAY ADVERSELY AFFECT OUR BUSINESS. We have developed a sales and marketing network, including outside sales agents, which has demonstrated the advantages of our products over competing products. In order to be successful, we have to maintain a leading edge position regarding emerging wireless communication technologies. To this end, we continue to upgrade our sales and marketing efforts, while maintaining product cost. We may not be able to recruit effective sales and marketing personnel or agents. We are not sure whether our marketing efforts will be successful or that we will be able to maintain competitive sales and distribution capabilities. In addition, we have limited experience in the marketing and sales of our wireless internet products, and cannot be certain that this sector will grow in revenue as expected.

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         WE ARE CONTROLLED BY MANAGEMENT OF OUR COMPANY. Our officers, directors and persons who may be deemed our affiliates beneficially own, in the aggregate, and have the right to vote approximately 31% of our issued and outstanding common stock, not including common stock options they may own. Accordingly, such holders will be in a position to elect all of our directors and control our company.

         THE LIMITED PUBLIC MARKET AND TRADING MARKET MAY CAUSE VOLATILITY IN OUR STOCK PRICE. There has only been a public market for our securities since January 1997 and we are not sure whether an active trading market in our securities will ever be maintained. In the absence of such a market, you may find it more difficult to sell our securities. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that have particularly affected the market prices of many smaller companies. The trading price of our securities is expected to be subject to significant fluctuations in response to variations in our quarterly operating results; changes in analysts' earnings estimates regarding our Company; announcements of technological innovations by us or our competitors; and general conditions in the wireless communications industry and other factors. These fluctuations, as well as general economic and market conditions, may have a material adverse effect on the market price of our securities.

         OUR SUCCESS DEPENDS ON OUR ABILITY TO MANAGE THE SIZE OF OUR OPERATIONS. We had substantially increased the scale of our operations over the past two years. However, due to the down turn in business activity in the Southeast Asian market, we have had to reassess our business strategy. We downsized some of our operations in order to maintain competitiveness and achieve profitability. We have also explored joint ventures and mergers in order to achieve these results, but have not consummated any such transaction. If we do not increase our sales, decrease overhead expenditure or do not adequately manage the size of our operations, our results of operations will be materially adversely affected.

         DECLINING AVERAGE SALES PRICES COULD ADVERSELY AFFECT OUR BUSINESS. If wireless internet and telecommunications customers come under increasing price pressure from service providers, we could expect to experience downward pricing pressure on our products. In addition, competition among non-captive amplifier suppliers could increase the downward pricing pressure on our amplifier products. To date, we have not experienced such pressure. As our customers frequently negotiate supply arrangements with us far in advance of product delivery dates, we often must commit to price reductions before we can determine whether cost reductions can be obtained. If we are unable to achieve cost reductions, our gross margins will decline and our business, financial condition and results of operations could be materially and adversely affected.

         RAPID TECHNOLOGICAL CHANGE AND INTENSE COMPETITION COULD ADVERSELY AFFECT OUR BUSINESS. The wireless internet and telecommunications equipment industry is extremely competitive and is characterized by rapid technological change, new product development, product obsolescence and evolving industry standards. In addition, price competition in this market is intense and characterized by significant price erosion over the life of a product. Currently, we compete primarily with non-captive suppliers of power amplification products. We believe that our success will be based primarily upon service, pricing, reputation, and our ability to meet product delivery schedules. Our existing and potential customers continuously evaluate whether to manufacture their own amplification products or to purchase such products from outside sources. These customers and other large manufacturers of wireless telecommunications equipment could elect to enter the market and compete directly with us. Many of our competitors have significantly greater financial, technical, manufacturing, sales and marketing capabilities and research and development personnel and other resources than us and have achieved greater name recognition of their existing products and technologies. In order for us to successfully compete, we must continue to develop new products, keep pace with advancing technologies and competitive innovations and successfully market our products. Our inability to successfully compete against our larger competitors will have a materially adverse affect on our business, financial condition and operations.

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

         In addition, we are not sure whether new products or alternative technology will render our current or planned products obsolete or inferior. Rapid technological development by others may result in our products becoming obsolete before we recover a significant portion of the research, development and commercialization expenses we incurred with respect to those products.

         OUR BUSINESS WILL BE ADVERSELY AFFECTED IF WE DO NOT KEEP UP WITH THE INTERNET'S RAPID TECHNOLOGICAL CHANGE, EVOLVING INDUSTRY STANDARDS AND CHANGING USER REQUIREMENTS. We are currently developing new products for high speed internet access. To be successful, we must adapt to our rapidly changing market by continually enhancing the technologies used for Internet access. If we are unable, for technical, legal, financial or other reasons, to adapt in a timely manner in response to changing market conditions or user requirements, our business could be materially adversely affected. Significant issues concerning the commercial use of Internet technologies, including security, reliability, cost, ease of use and quality of service, remain unresolved and may inhibit the growth of businesses relying on the Internet. Our future success will depend, in part, on our ability to meet these challenges. Among the most important challenges facing us are the need to:

         o   effectively use established technologies;

         o   continue to develop our technical expertise; and

         o   respond to emerging industry standards and other technical changes.

         All of these changes must be met in a timely and cost-effective manner. We cannot assure you that we will succeed in effectively meeting these challenges and our failure to do so could materially and adversely affect our business.

         RISKS ASSOCIATED WITH SALES OUTSIDE OF THE UNITED STATES MAY ADVERSELY AFFECT OUR BUSINESS. International sales represented approximately 94% and 90% of our net revenues for the years ended December 31, 1998 and 1999, respectively. We expect that international sales will continue to account for a significant portion of our net revenues in the future. To the extent that we do not achieve and maintain substantial international sales, our business, results of operations and financial condition could be materially and adversely affected.

         Sales of our products outside of the United States are denominated in US dollars. An increase in the value of the U.S. dollar relative to foreign currencies would make our products more expensive and, therefore, potentially less competitive outside the United States. Additional risks inherent in our sales abroad include:

         o the impact of recessionary environments in economies outside the United States;
         o   generally longer receivables collection periods;
         o   unexpected changes in regulatory requirements;
         o   tariffs and other trade barriers;
         o   potentially adverse tax consequences;
         o reduced protection for intellectual property rights in some countries;
         o   the burdens of complying with a wide variety of foreign laws.

         These factors may have an adverse effect on our future international sales and, consequently, on our business, financial condition and results of operations.

         OUR OPERATING RESULTS MAY VARY FROM QUARTER TO QUARTER IN FUTURE PERIODS, AND AS A RESULT, OUR STOCK PRICE MAY FLUCTUATE OR DECLINE. Our quarterly operating results may fluctuate significantly in the future due to a variety of factors that could affect our revenues or our expenses in any particular quarter. Factors that may affect our quarterly results include:

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         o   our ability to attract and retain customers;

         o   development of competitive products;

         o the short term nature of manufacturing and engineering orders to date;

         o   unforeseen changes in operating expenses;

         o   the loss of key employees; and

         o   unexpected revenue shortfalls.

         A substantial portion of our operating expenses is related to personnel costs and overhead, which we cannot adjust quickly and are therefore relatively fixed in the short term. Our operating expense levels are based, in significant part, on our expectations of future revenues on a quarterly basis. If actual revenues are below our expectations, our results of operations and financial condition would be materially and adversely affected because a relatively small amount of our costs and expenses are proportionate with revenues in the short term.

         Due to all of the foregoing factors and the other risks discussed in this Form S-3, it is possible that in some future periods our results of operations may be below the expectations of investors and public market analysts which may cause our stock price to fluctuate or decline.

         WE ARE DEPENDENT UPON MANAGEMENT AND TECHNICAL PERSONNEL. Our success is highly dependent upon the continued services of Devendar Bains, our President and Chief Executive Officer. We have entered into a five year employment agreement with Mr. Bains which terminates April 30, 2001 and contains a covenant not to compete against our company for a two year period following his termination of employment with our company. We have obtained key man insurance on the life of Mr. Bains in the amount of $1,000,000. We cannot be sure whether we will be able to replace Mr. Bains in the event his services become unavailable or whether the proceeds of such insurance would be adequate to compensate us for the loss of his services.

         Due to the specialized nature of our business, we are highly dependent on the continued service of, and on our ability to attract and retain, qualified technical and marketing personnel, particularly those involved in the development of new products and processes and the manufacture and enhancement of our existing products. In addition, as part of our team-based sales approach, we dedicate specific design engineers to service the requirements of individual customers. The loss of any such engineer could adversely affect our ability to obtain future purchase orders from the customers to which such engineer was dedicated. We have employment or non-competition agreements with most of our current design engineers and test technicians. The competition for such personnel is intense, and the loss of any such persons, as well as the failure to recruit additional key technical personnel in a timely manner, could have a material adverse effect on our business, financial condition and results of operations.

         WE RELY ON THE ABILITY TO PROTECT PROPRIETARY TECHNOLOGY; RISK OF THIRD PARTY CLAIMS OF INFRINGEMENT MAY AFFECT OUR Business. Our ability to compete successfully and achieve future revenue growth will depend, in part, on our ability to protect proprietary technology and operate without infringing upon the rights of others. Although there are no pending lawsuits regarding our technology or notices that we are infringing upon intellectual property rights of others, litigation or infringement claims may occur in the future. Such litigation or claims could result in substantial costs, and diversion of resources and could have a material adverse effect on our business, financial condition, and results of operations. We generally enter into confidentiality and non-disclosure agreements with our employees and limit access to and distribution of proprietary information. However, we cannot be sure whether such measures will provide adequate protection for our trade secrets or other proprietary information, or whether our trade secrets or proprietary technology will otherwise become known or independently developed by our competitors. Our failure to protect proprietary technology could have a material adverse effect on our business, financial condition and results of operations.

         WE DO NOT PLAN TO PAY DIVIDENDS ON OUR COMMON STOCK. We have never paid any dividends on our common stock and do not intend to pay dividends on our common stock in the foreseeable future. Any earnings which we may realize in the foreseeable future will be retained to finance our growth.

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         GOVERNMENTAL REGULATIONS AND ENVIRONMENTAL REGULATIONS CAN HAVE A LARGE
IMPACT ON OUR BUSINESS. Our customers must obtain regulatory approval to operate their base stations. The United States Federal Communications Commission has regulations that impose stringent radio frequency and microwave emissions standards on the telecommunications industry. Our customers are required to comply with such regulations. The failure of our customers to comply with these regulation could materially adversely affect our business, financial condition and results of operations. We manufacture products according to specifications provided by our customers, which specifications are required to comply with applicable regulations. We do not believe that costs involved with manufacturing to meet specifications will have a material impact on our operations. We cannot be sure whether the adoption of future regulations would have a material adverse affect on our business.

         We are subject to Federal, state and local governmental regulations relating to the storage, discharge, handling, emissions, generation, manufacture and disposal of toxic or other hazardous substances used to manufacture our products. We believe that we are currently in compliance in all material respects with such regulations. Failure to comply with current or future regulations could result in the imposition of substantial fines on our company, suspension of our production, alteration of our manufacturing process, cessation of our operations or other actions which could materially and adversely affect our business, financial condition and results of operations.

         YEAR 2000 PROBLEMS PRESENT TECHNOLOGICAL RISKS WHICH COULD BE COSTLY TO CORRECT AND WHICH MAY DISRUPT OUR BUSINESS WHICH COULD IMPAIR RESULTS OF OPERATIONS.

         Year 2000 issues may adversely affect our business, although to date we have not had any internal problems or problems with any of our customers or vendors.

         WE MAY NOT BE ABLE TO COMPLY WITH NASDAQ CONTINUED LISTING REQUIREMENTS. For continued listing on The Nasdaq SmallCap Market, a company must have, among other things:

         o   $2,000,000 in net tangible assets;
         o   $1,000,000 in market value of public float; and
         o   a minimum bid price of $1.00 per share.

Our common stock is currently listed on The Nasdaq SmallCap Market. If we were unable to satisfy the requirements for continued listing on The Nasdaq Small Cap Market, trading of our common stock would be conducted in the over-the-counter market. Transactions in the over-the-counter market are commonly referred to as "pink sheet" or NASD OTC Electronic Bulletin Board transactions. If trading of our common stock in the over-the-counter market were to occur, the liquidity of our common stock would be materially adversely affected. Additionally, you may find it more difficult to dispose of, or obtain accurate quotations as to the price of, our common stock. Our Quarterly Report on Form 10-QSB for the period ended March 31, 2000 indicates net tangible assets of $2,595,076. However, we cannot be sure whether, and for how long, listing will continue.

         PENNY STOCK REGULATIONS MAY IMPOSE CERTAIN RESTRICTIONS ON MARKETABILITY OF OUR SECURITIES. The SEC has adopted regulations which generally define a "penny stock" to be any equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Since our common stock is listed on The Nasdaq SmallCap Market, it is exempt from the definition of "penny stock." If our common stock is removed from listing by The Nasdaq SmallCap Market, our common stock may become subject to the "penny stock" rules. These rules would impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse). For transactions covered by these rules, the broker-dealer must:

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

         o make a special suitability determination with respect to each purchaser of securities;
         o receive the purchaser's written consent to the transaction prior to the purchase;
         o deliver, prior to the purchase, a risk disclosure document mandated by the SEC relating to the penny stock market;
         o disclose the commission payable to both the broker-dealer and the registered representative;
         o   disclose current quotations for such securities;
         o disclose whether the broker-dealer has control over the particular market; and o deliver monthly statements disclosing recent price information for the securities and information on the limited market in penny stocks.

         Consequently, the "penny stock" rules may restrict the ability of broker-dealers to sell our securities and adversely affect your ability to sell our securities in the secondary market and the price of our securities in the secondary market.

         ANTI-TAKEOVER PROVISIONS MAY ADVERSELY AFFECT THE VALUE OF OUR OUTSTANDING SECURITIES. Pursuant to our Certificate of Incorporation, our Board of Directors may issue up to 1,000,000 shares of preferred stock in the future with such preferences, limitations and relative rights as they may determine without stockholder approval. Currently, there are no shares of our preferred stock outstanding. The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock outstanding or that may we may issue in the future. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying or preventing a change in control of our company without further action by the stockholders. In addition, we are subject to the anti-takeover provisions of
Section 203 of the Delaware General Corporation Law. Section 203 prohibits us from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the persons became an interested stockholder, unless the business combination is approved in a prescribed manner. The application of Section 203 also could have the effect of delaying or preventing a change of control of our company.

         ADDITIONAL AUTHORIZED SHARES OF COMMON STOCK AND PREFERRED STOCK AVAILABLE FOR ISSUANCE MAY ADVERSELY AFFECT THE MARKET. We are authorized to issue 25,000,000 shares of our common stock. As of May 31, 2000, there were 7,411,591 shares of our common stock issued and outstanding, which amount does not include:

         o the option to purchase up to 140,000 shares of our common stock granted to the underwriter of our initial public offering at an exercise price of $7.50 per share;
         o 67,500 shares of our common stock issuable upon exercise of warrants at $2.50 per share;
         o 195,000 shares of our common stock issuable upon exercise of warrants at $4.00 per share;
         o 30,000 shares of our common stock issuable upon exercise of warrants at $1.00 per share;
         o 90,000 shares of our common stock issuable upon exercise of warrants issued to our placement agent (and its designees) of our private placement of common stock in March 1999 at $1.25 per share;
         o 30,000 shares of our common stock issuable upon exercise of warrants at $6.00 per share;
         o 50,000 shares of our common stock issuable upon exercise of warrants at $2.00 per share;
         o 20,000 shares of our common stock issuable upon exercise of warrants at $7.00 per share;
         o 141,000 shares of our common stock issuable upon exercise of warrants at $1.75 per share; and
         o 1,428,250 shares of our common stock issuable upon exercise of options granted pursuant to our Incentive Option Plan.

         After reserving a total of 2,191,750 shares of our common stock for issuance upon the exercise of all options and warrants described above, we will have at least 15,396,659 shares of authorized but unissued common stock available for issuance without further shareholder approval. Any issuance of additional shares of our common stock may cause our current shareholders to suffer significant dilution which may adversely affect the market for our securities.

         In addition, we have 1,000,000 shares of authorized preferred stock. There are no shares of preferred stock currently issued or outstanding. While we have no present plans to issue any additional shares of preferred stock, our Board of Directors has the authority, without shareholder approval, to create and issue one or more series of such preferred stock and to determine the voting, dividend and other rights of holders of such preferred stock. The issuance of any of our preferred stock could have an adverse effect on the holders of our common stock.

         SHARES ELIGIBLE FOR FUTURE SALE MAY ADVERSELY AFFECT THE MARKET. As of May 31, 2000, we had 7,411,591 shares of our common stock issued and outstanding. Of these 7,411,591 shares of issued and outstanding common stock, 4,403,970 shares are considered "restricted securities". These "restricted securities" may be sold pursuant to Rule 144 of the Securities Act of 1933 as follows:

         o 3,247,695 shares of our common stock may currently be sold pursuant to Rule 144;
         o 402,682 shares of our common stock may be sold pursuant to Rule 144 commencing July 2000;
         o 157,702 shares of our common stock may be sold pursuant to Rule 144 commencing October 2000;
         o 5,000 shares of our common stock may be sold pursuant to Rule 144 commencing November 2000;
         o 250,000 shares of our common stock may be sold pursuant to Rule 144 commencing December 1999;
         o 21,891 shares of our common stock may be sold pursuant to Rule 144 commencing January 2001; and
         o 319,000 shares of our common stock may be sold pursuant to Rule 144 commencing April 2001.

         Rule 144 provides, in essence, that a person holding "restricted securities" for a period of one year may sell only an amount every three months equal to the greater of:

         (a)  one percent of the Company's issued and outstanding shares; or
         (b) the average weekly volume of sales during the four calendar weeks preceding the sale.

         The amount of "restricted securities" which a person who is not an affiliate of our company may sell is not so limited. Non-affiliates may sell without volume limitation their shares held for two years if there is adequate current public information available concerning our company.

         The sale in the public market of our common stock may adversely affect prevailing market prices of our common stock.

         THE EXERCISE OF OUTSTANDING OPTIONS AND WARRANTS MAY ADVERSELY AFFECT THE MARKET FOR OUR COMMON STOCK. As of May 31, 2000, we had the following outstanding stock options and warrants to purchase shares of our common stock:

         o warrants to purchase an aggregate of 90,000 shares of our common stock at an exercise price of $1.25 per share;
         o warrants to purchase 67,500 shares of our common stock at an exercise price of $2.50 per share;
         o warrants to purchase 195,000 shares of our common stock at an exercise price of $4.00 per share;
         o warrants to purchase 30,000 shares of our common stock at an exercise price of $1.00 per share;

         o warrants to purchase 140,000 shares of our common stock at an exercise price of $7.50 per share;
         o warrants to purchase 30,000 shares of our common stock at an exercise price of $6.00 per share;
         o warrants to purchase 20,000 shares of our common stock at an exercise price of $7.00 per share;
         o warrants to purchase 50,000 shares of our common stock at an exercise price of $2.00 per share; and
         o warrants to purchase 141,000 shares of our common stock at an exercise price of $1.75 per share.

         In addition, we have reserved 1,428,250 shares of our common stock for issuance pursuant to outstanding options issued under our incentive stock option plan. The exercise of our outstanding options and warrants will dilute the percentage ownership of our stockholders. Sales in the public market of our common stock underlying such options or warrants may adversely affect prevailing market prices for our common stock. Moreover, the terms upon which we will be able to obtain additional equity capital may be adversely affected since the holders of such outstanding securities can be expected to exercise their respective rights therein at a time when we would, in all likelihood, be able to obtain any needed capital on terms more favorable to us those provided in such securities.

         LIMITATION ON DIRECTOR LIABILITY MAY ADVERSELY AFFECT THE VALUE OF OUR COMMON STOCK. As permitted by Delaware law, our Certificate of Incorporation limits the liability of our directors for monetary damages for breach of their fiduciary duty except for liability in certain instances. As a result of our charter provision and Delaware law, you may have limited rights to recover against our directors for breach of their fiduciary duty.

         WE ARE THE SUBJECT OF A CLASS ACTION COMPLAINT. We are the subject of a class action complaint on behalf of all purchasers of our common stock and warrants between September 9-17, 1999. The complaint alleges that we and others violated the federal securities law by, among other things, the issuance of a press release on September 9, 1999. We believe that the complaint is without merit and we will vigorously contest it, although we can give no assurances as to the ultimate outcome of such complaint.

                                 USE OF PROCEEDS

         We will not receive any of the proceeds from the sale of the shares owned by the Selling Securityholders. However, we will receive $2,780,000 if all of the shares underlying their warrants are exercised. We intend to use all of such proceeds for research and development, the launch of new products, working capital and general corporate purposes. Pending use of the proceeds, they will be invested in short-term, interest bearing securities or money market funds.

                             SELLING SECURITYHOLDERS

         This prospectus relates to the proposed resale of 2,139,759 shares of our common stock by the Selling Securityholders or their transferees. Of such shares, 1,392,259 shares are currently outstanding, 67,500 shares are issuable upon exercise of warrants at $2.50, 195,000 shares are issuable upon exercise of warrants at $4.00, 30,000 shares are issuable upon exercise of warrants at $1.00, 90,000 shares are issuable upon exercise of warrants at $1.25, 140,000 shares are issuable upon exercise of warrants at $7.50, 30,000 shares are issuable upon exercise of warrants at $6.00 per share, and 20,000 shares are issuable upon exercise of warrants at $7.00, 50,000 shares are issuable upon exercise of warrants at $2.00 per share and 125,000 shares are issuable upon exercise of warrants at $1.75 per share.

         The following table sets forth, to our knowledge, the beneficial ownership of the securities of the Company held by each person who is a Selling Securityholder prior to this offering and after this offering, assuming all of the shares of common stock owned by the Selling Securityholders are sold.

                       SHARES OUTSTANDING OWNED BY SELLING SECURITYHOLDERS

                             SHARES BENEFICIALLY                               SHARES BENEFICIALLY
NAME                         OWNED BEFORE OFFERING     SHARES BEING OFFERED    OWNED AFTER THE OFFERING
Joseph Giamanco                     364,357                 319,074                    45,283

Joseph C. Roselle                   154,074                 154,074                         0

Robert Karsten                       37,500                  37,500                         0

Ronald Monello                       40,000                  40,000                         0

Elliot and Beth Bauer,               20,000                  20,000                         0
JTTEN

Susan A. Brauser                     40,000                  40,000                         0

Bridge Ventures, Inc.               150,000                 150,000                         0

R Capital II, Ltd.                   20,000                  20,000                         0

Brian M. Herman                       7,500                   7,500                         0

John O. Johnston                      7,500                   7,500                         0

Louis J. Sitaris                     15,000                  15,000                         0

Eric Lefkowitz                       10,000                  10,000                         0

New Amsterdam Investment             12,500                  12,500                         0
Trust(1)

Jerome Belson                       354,074                 244,074                   110,000

Conzett Europa Invest Ltd.           73,037                  73,037                         0


                             SHARES BENEFICIALLY                             SHARES BENEFICIALLY
NAME                         OWNED BEFORE OFFERING    SHARES BEING OFFERED   OWNED AFTER OFFERING
Milton Greiss                         4,000                   4,000                         0

Robert Wax                            6,000                   6,000                         0

Gerald Brauser                       22,500                  22,500                         0

Stanley Snyder(2)                    12,500                  12,500                         0

Marvin Ginsberg                       5,000                   5,000                         0

Evan Stern                            4,000                   4,000                         0

Thomas Powell(3)                      5,000                   5,000                         0

Saggi Capital Corp.                 100,000                 100,000                         0

Gilbert D. Kaye and Joyce            12,000                  12,000                         0
Kaye, Trustees of the
Gilbert D. Kaye Trust

Maurice Abadi                        12,000                  12,000                         0

Mayer Ballas                          7,000                   7,000                         0

Murray Alon                          12,000                  12,000                         0

Frank B. Carr IRA                    75,000                  40,000                    35,000

TOTAL                             1,582,542               1,392,259                   190,283


                 SHARES UNDERLYING WARRANTS EXERCISABLE AT $2.50

                             SHARES BENEFICIALLY                               SHARES BENEFICIALLY
NAME                         OWNED BEFORE OFFERING     SHARES BEING OFFERED    OWNED AFTER THE OFFERING
TreeTop Investments,                 25,000                  25,000                         0
Inc. (4)
Marty Martire                        10,000                  10,000                         0
Joseph Paresi(5)                      5,000                   5,000                         0
Julia Pasini                          5,000                   5,000                         0
Dino Liso                             7,500                   7,500                         0
Laurissa Martire                      5,000                   5,000                         0
Jennifer Martire                      5,000                   5,000                         0
Lisa Matire                           5,000                   5,000                         0
TOTAL                                67,500                  67,500                         0


                 SHARES UNDERLYING WARRANTS EXERCISABLE AT $4.00

                             SHARES BENEFICIALLY                               SHARES BENEFICIALLY
NAME                         OWNED BEFORE OFFERING     SHARES BEING OFFERED    OWNED AFTER THE OFFERING
Joseph Paresi                        25,000                  25,000                         0
Raymond Agoglia                      10,000                  10,000                         0
TreeTop Investments, Inc.            50,000                  50,000                         0
New Amsterdam Investment Trust        5,000                   5,000                         0
Ekistics, Inc.                       50,000                  50,000                         0
Stanley Snyder                        5,000                   5,000                         0
Berlack, Israels & Liberman          50,000                  50,000                         0
LLP(6)

TOTAL                               195,000                 195,000                         0

                 SHARES UNDERLYING WARRANTS EXERCISABLE AT $1.00

                             SHARES BENEFICIALLY                               SHARES BENEFICIALLY
NAME                         OWNED BEFORE OFFERING     SHARES BEING OFFERED    OWNED AFTER THE OFFERING

Thomas Powell                        30,000                  30,000                         0

                 SHARES UNDERLYING WARRANTS EXERCISABLE AT $1.25

                             SHARES BENEFICIALLY                               SHARES BENEFICIALLY
NAME                         OWNED BEFORE OFFERING     SHARES BEING OFFERED    OWNED AFTER THE OFFERING

Lawrence Zaslow                      22,625                  18,625                     4,000
Paul Michaels                        22,625                  18,625                     4,000
Marc Komorsky                        22,625                  18,625                     4,000
Peter Adolph                         22,625                  18,625                     4,000
Ameriprop, Inc.                       1,000                   1,000                         0
Susan Bender                          5,000                   5,000                         0
Gilford Securities, Inc.              3,750                   3,750                         0
Millenium Capital Corp.               3,750                   3,750                         0
Thomas Fox                            2,000                   2,000                         0
TOTAL                               106,000                  90,000                    16,000

                 SHARES UNDERLYING WARRANTS EXERCISABLE AT $2.00

                             SHARES BENEFICIALLY                               SHARES BENEFICIALLY
NAME                         OWNED BEFORE OFFERING     SHARES BEING OFFERED    OWNED AFTER THE OFFERING
Berlack, Israels & Liberman          50,000                  50,000                         0
LLP


                 SHARES UNDERLYING WARRANTS EXERCISABLE AT $7.50

                             SHARES BENEFICIALLY                               SHARES BENEFICIALLY
NAME                         OWNED BEFORE OFFERING     SHARES BEING OFFERED    OWNED AFTER THE OFFERING
Judah Wernick                        95,000                  95,000                         0
Joshua Levine                        45,000                  45,000                         0
TOTAL                               140,000                 140,000                         0

                 SHARES UNDERLYING WARRANTS EXERCISABLE AT $1.75

                             SHARES BENEFICIALLY                               SHARES BENEFICIALLY
NAME                         OWNED BEFORE OFFERING     SHARES BEING OFFERED    OWNED AFTER THE OFFERING

Strategic Capital                   125,000                 125,000                         0
Consultants Inc.

                 SHARES UNDERLYING WARRANTS EXERCISABLE AT $6.00

                             SHARES BENEFICIALLY                               SHARES BENEFICIALLY
NAME                         OWNED BEFORE OFFERING     SHARES BEING OFFERED    OWNED AFTER THE OFFERING

Wellman Consulting                   30,000                  30,000                         0

TOTAL                                30,000                  30,000                         0

                 SHARES UNDERLYING WARRANTS EXERCISABLE AT $7.00

                             SHARES BENEFICIALLY                               SHARES BENEFICIALLY
NAME                         OWNED BEFORE OFFERING     SHARES BEING OFFERED    OWNED AFTER THE OFFERING

Michael Flicker                      10,000                  10,000                         0
Michael Hur                          10,000                  10,000                         0

TOTAL                                20,000                  20,000                         0


-----------------------
(1) Also owns 5,000 shares underlying warrants exercisable at $4.00 per share.
(2) Also owns 5,000 shares underlying warrants exercisable at $4.00 per share.
(3) Also owns 30,000 shares underlying warrants exercisable at $1.00 per share.
(4) Also owns 50,000 shares underlying warrants exercisable at $4.00 per share.
(5) Also owns 25,000 shares underlying warrants exercisable at $4.00 per share.
(6) Also owns 50,000 shares underlying warrants exercisable at $2.00 per share.

                              PLAN OF DISTRIBUTION

         We will not receive any of the proceeds from the sale of the shares by the Selling Securityholders or their transferees. "Selling Securityholders" includes donees and pledgees selling shares received from a named Selling Securityholder after the date of this prospectus.

         The securities offered by this Prospectus may be sold from time to time directly by the Selling Securityholders or their transferees, or to their transferees. Alternatively, the Selling Securityholders or their transferees may from time to time offer such securities through underwriters, brokers or agents. No underwriting arrangements have been entered into by the Selling Securityholders or their transferees. The distribution of the securities by the Selling Securityholders or their transferees may be effected in one or more transactions that may take place on the over-the-counter market including ordinary broker's transactions, privately negotiated transactions or through sales to one or more market makers or dealers for resale of such securities as principals at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the Selling Securityholders or their transferees in connection with sales of the securities.

         This offering is currently not being underwritten. However, the Selling Securityholders or their transferees, brokers, dealers or underwriters and intermediaries that participate with the Selling Securityholders or their transferees may be deemed "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Act"), with respect to the securities offered and any profits realized or commissions received may be deemed underwriting compensation. It is anticipated that all the securities being offered hereby, when sales thereof are made, will be made in one or more transactions (which may involve one or more block transaction) through customary brokerage channels, either through brokers acting as brokers or agents for the sellers, or through market makers, dealers or underwriters acting as principals who may resell our common stock on The Nasdaq SmallCap Market or the securities in privately negotiated sales, or otherwise, or by a combination of such methods of offering. Sales may be made at market prices prevailing at the time of the sales or at negotiated prices.

         At the time a particular offer of securities is made by or on behalf of a Selling Securityholders or their transferees, to the extent required, a prospectus will be distributed which will set forth the number of securities being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, if any, the purchase price paid by any underwriter for securities purchased from the Selling Securityholders or their transferees and any discounts, commissions or concessions allowed or reallowed or paid to dealers, and the proposed selling price to the public.

         Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the shares of Common Stock may not simultaneously engage in market making activities with respect to the Common Stock for a period of up to five days preceding such distribution. The Selling Securityholders or their transferees will be subject to the applicable provisions of the Exchange Act and the rules and regulations promulgated thereunder, including without limitation Regulation M, which provisions may limit the timing of purchases and sales by the Selling Securityholders or their transferees.

         In order to comply with certain state securities laws, if applicable, the Common Stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states, the Common Stock may not be sold unless the Common Stock has been registered and qualified for sale in such state, or unless an exemption from registration or qualification is available and is obtained. All costs, expenses and fees in connection with the registration of the Shares offered hereby will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of the Shares will be borne by the Selling Securityholders.

                                  LEGAL MATTERS

         The validity of our securities offered hereby have been passed upon by Berlack, Israels & Liberman LLP. Berlack, Israels Liberman LLP, is the owner of warrants to purchase 100,000 shares of our common stock.

                                     EXPERTS

         The financial statements of Amplidyne, Inc. included in our annual report on Form 10-KSB for the year ended December 31, 1999, incorporated by reference in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as stated in their report with respect thereto, and are incorporated herein by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                      DISCLOSURE OF COMMISSION POSITION ON
                  INDEMNIFICATION OF SECURITIES ACT LIABILITIES

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons, we have been advised that in the opinion of the Commission this indemnification is against public policy as expressed in the Securities Act and is, therefore unenforceable. In the event that a claim of indemnification against these liabilities, other than our payment of expense incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding, is asserted by that director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question whether this indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of these issues.

     You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other that the date on the front of this document.

         TABLE OF CONTENTS
                                               PAGE

Available Information.............               2
Risk Factors......................               4
Use of Proceeds...................              13
Selling Securityholder............              13
Plan of Distribution..............              17
Legal Matters.....................              18
Experts...........................              18
Disclosure of Commission
  Position on Indemnification of
  Securities Act Liabilities......              18


         AMPLIDYNE, INC.

2,139,759 SHARES OF COMMON STOCK

           PROSPECTUS

          July 3, 2000